UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

October 25, 2016
Commission File Number 1-14712

ORANGE
(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of registrant’s principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40- F

Indicate by check mark if the registrant is submitting the
Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the
Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82- )

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 OF ORANGE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 8, 2014 (REGISTRATION STATEMENT NO. 333-200788) AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED BY ORANGE.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Half Year 2016 Condensed Consolidated Interim Financial Statements and Operating and Financial Review
Exhibit 99.2	Other Recent Developments
Exhibit 99.3	Ratio of Earnings to Fixed Charges
Exhibit 99.4	Statement of Computation of Ratio of Earnings to Fixed Charges

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE

Date: October 25, 2016

By:  /s/ Patrice Lambert - de Diesbach

Name: Patrice Lambert - de Diesbach

Title: Senior VP, Head of Investor Relations